Exhibit (a)(5)(iii)

Geeknet, Inc. Announces Final Results of Self Tender Offer

Fairfax, Virginia — July 19, 2013 — Geeknet, Inc. (Nasdaq: GKNT) today announced the final results of its previously announced modified “Dutch auction” tender offer to purchase up to 400,000 shares of its common stock, which expired at 12:00 Midnight, New York City time, on July 15, 2013. Geeknet has accepted for purchase a total of 53,884 shares of its common stock, representing approximately 0.81% of its outstanding shares, at a price of $14.00 per share. Payment for the shares accepted for purchase under the tender offer will be made promptly, at a total cost to Geeknet of approximately $754,376, excluding fees and expenses relating to the tender offer. Geeknet expects to have approximately 6,604,615 shares of its common stock outstanding immediately following consummation of the tender offer.

Geeknet may purchase additional shares in the future in the open market subject to market conditions and private transactions, tender offers or otherwise. Under applicable securities laws, however, Geeknet may not repurchase any shares until July 29, 2013. Whether Geeknet makes additional repurchases in the future will depend on many factors, including the number of shares purchased in this tender offer, its business and financial performance and situation, the business and market conditions at the time, including the price of the shares, and other factors the company considers relevant.

Computershare Trust Company, N.A. is the depositary for the tender offer, and Georgeson Inc. is the information agent. Questions regarding the tender offer should be directed to the information agent at (866) 482-5026 (toll free) or (800) 223-2064 (banks and brokers).

About Geeknet, Inc.

ThinkGeek, a wholly owned subsidiary of Geeknet, Inc. (NASDAQ: GKNT), is the premier retailer for the global geek community. Since 1999, ThinkGeek has sought to provide tech, gadget, and toy-obsessed communities with all the things geeks crave. ThinkGeek was founded to serve the distinct needs and interests of technology professionals and enthusiasts and today has grown to become the first choice for innovative and imaginative products that appeal to the geek in everyone. Want to learn more? Check out thinkgeek.com or geek.net.

Note Regarding Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on our current expectations and involve risks and uncertainties. Actual results may differ materially from those expressed or implied in such forward-looking statements due to various factors. Investors should consult our filings with the Securities and Exchange Commission, sec.gov, including the risk factors section of our Annual Report on Form 10-K for the year ended December 31, 2012, for further information regarding risks of our business. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we do not assume any obligations to update such statements or the reasons why actual results could differ materially from those projected in such statements.